Exhibit 99.1

OKYO Pharma Announces Appointment of Dr. Jay S. Pepose to its Scientific Advisory Board

World-renowned Ophthalmologist with Expertise in the Medical and Surgical Treatment of Ocular Surface Diseases Joins Advisory Board of OKYO Pharma

London and New York, NY, February 23, 2023 OKYO Pharma Limited (LSE: OKYO, NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announces the appointment of Jay S. Pepose, M.D., Ph.D., Founder and Medical Director of the Pepose Vision Institute and Professor of Clinical Ophthalmology at Washington University School of Medicine, to OKYO’s Scientific Advisory Board (SAB). In this role Dr. Pepose will help guide OKYO’s clinical programs for OK-101 for the treatment of DED. The Company anticipates opening its Phase 2 clinical trial of OK-101 to enrollment in the first quarter of 2023.

“As a well-established thought leader in eye disease, Dr. Pepose is an ideal choice to help us raise the profile of OK-101 and educate the clinical community about its potential to treat DED,” said Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO Pharma. “As a distinguished ophthalmologic surgeon, researcher and entrepreneur, we look forward to his guidance as we advance OK-101 toward the clinic in the coming weeks.”

“Dry eye is a prevalent, multifactorial disease of the ocular surface, in which ocular surface inflammation and neurosensory abnormalities play etiological roles,” said Dr. Pepose, M.D. Ph.D. “In animal models, OK-101’s ability to reduce ocular pain, suppress ocular inflammation, and normalize goblet cell density make it an attractive candidate to further evaluate in clinical trials of dry eye disease.”

Dr. Pepose has nearly 40 years of experience as both a treating physician and a widely published researcher. He is the founder and Medical Director of the Pepose Vision Institute and a professor of Clinical Ophthalmology & Visual Sciences at Washington University School of Medicine in St. Louis. Dr. Pepose is actively involved in clinical trials and has served as an investigator on over 30 studies evaluating new therapeutics and technology in a broad range of ophthalmic indications, including dry eye. He has published over 200 peer-reviewed articles and has served on the editorial boards of several prestigious ophthalmology journals.

Dr. Pepose received an A.B. and M.A. in neurophysiology from Brandeis University and completed the M.D. Ph.D. program at the UCLA School of Medicine. Dr. Pepose completed his ophthalmology residency at the Wilmer Institute at the Johns Hopkins Medical Center and his fellowship training at Georgetown University Medical Center.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

Investor Relations	Paul Spencer	+44 (0)20 7495 2379